

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 26, 2008

Peter Lee
Secretary and Chief Financial Officer
Golden River Resources Corporation
580 St. Kilda Road, Level 8
Melbourne, Victoria 3004 Australia

> **Re:** **Golden River Resources Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed September 27, 2007**
> **Response letter dated September 17, 2008**
> **File No. 000-16097**

Dear Mr. Lee:

We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Notes to Consolidated Financial Statements

Note 5 Affiliate Transactions, page F-12

1. We note your response to prior comment number two from our letter dated May 20, 2008. Based on your response, it appears the loan from Wilzed Pty Ltd and subsequent extinguishment was made between related entities. As such, it appears the extinguishment of the loan should be treated as a capital transaction in accordance with footnote one of APB 26. We note your request to change your financial statements in future filings beginning with your Form 10-K for your fiscal year ended June 30, 2008. In such report, please include the following:

    - Include a separate footnote describing the loan transaction, and the relationship between your company and Wilzed Pty Ltd., and

- Revise your financial statements to reflect the extinguishment of the loan as a capital transaction, including the value of the warrants issued to Wilzed Pty Ltd as part of the loan settlement

Please contact us at the numbers at the end of this letter if you have any questions.

Note 9 Issue of Options Under Stock Option Plan, page F-14

2. Your response to comment number three provides an assessment of the impact of applying a proper volatility rate to options issued in November 2004. Please include within your Form 10-K for fiscal year ended June 30, 2008, the impact of this change in your Consolidated Statement of Stockholders Equity for the periods impacted. Also provide disclosure in the notes to your financial statements describing the reasons for the adjustment to stockholders equity. Please contact us at the numbers at the end of this letter to discuss.

3. We note your response to prior comment number four. As you are required to present comparative financial statements in your Form 10-K for the fiscal year ended June 30, 2008, please restate your financial statements for the year ended June 30, 2007 to present the effects of the error identified in prior comment number four. Please ensure you label all financial statements affected by the error as restated, and include the disclosures required by paragraph 26 of SFAS 154 within the notes to your financial statements. Please contact us to discuss.

    Please also consider the requirements of Form 8-K to determine if you need to file an Item 4.02 Form 8-K related to the non-reliance on previously issued financial statements.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Peter Lee
Golden River Resources Corporation
September 26, 2008
Page 3

       You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                         Sincerely,

                                         Jill S. Davis
                                         Branch Chief